Exhibit 99.1

Vipshop Announces ADS Ratio Change

Guangzhou, October 9, 2014 — Vipshop Holdings Limited (NYSE: VIPS), China’s leading online discount retailer (“Vipshop” or the “Company”), today announced that it will change its American depositary share (“ADS”) to Class A Ordinary Share (“Share”) ratio from one (1) ADS representing two (2) Shares to five (5) ADSs representing one (1) Share, effective November 3, 2014.

Vipshop ADS holders of record as of the close of business on October 31, 2014 will receive nine (9) additional ADSs for every one ADS held on that date. For Vipshop’s ADS holders, this ratio change will have the same effect as a 10-for-1 ADS split.

The ADS ratio change will have no impact on Vipshop’s underlying Shares. Furthermore, no action by ADS holders is required to effect the ratio change.

ABOUT VIPSHOP HOLDINGS LIMITED

Vipshop Holdings Limited is China’s leading online discount retailer for brands. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit http://www.vip.com.

Investor Relations Contact
Vipshop Holdings Limited

Millicent Tu
Tel: +86 (20) 2233-0732
Email:IR@vipshop.com

ICR, Inc.
Chenjiazi Zhong
Tel: +1 (646) 405-4866
Email: IR@vipshop.com